EXHIBIT 23.1


            Consent of Independent Registered Public Accounting Firm


We consent to the reference to our firm under the caption "Experts" in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-133344) and related Prospectus of Convera Corporation for the registration of 5,103,333 shares of its common stock and to the incorporation by reference therein of our reports dated March 21, 2006, with respect to the consolidated financial statements and schedule of Convera Corporation, Convera Corporation's management's assessment of the effectiveness of its internal control over financial reporting and the effectiveness of internal control over financial reporting of Convera Corporation, included in its Annual Report (Form 10-K) for the year ended January 31, 2006, filed with the Securities and Exchange Commission.


/s/ Ernst & Young LLP

McLean, Virginia
June 15, 2006